Exhibit 99.1
Earnings Conference Call 4Q23

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

Main strategic achievements in 2023 3 Addressable markets ⚫ Fiber to fiber: expanding fluff business (340kt) ⚫ Expanding tissue business organically and inorganically in Brazil Structural competitiveness and growth ⚫ Modernization of Aracruz and Jacareí mills ⚫ Highest ever land bank and forest base expansion ⚫ Cerrado Project: preparing for start-up Shareholder compensation ⚫ 3 rd share buyback program concluded ⚫ Approval of Interest on Equity payment (R$1.5 billion) 1 To be disclosed in the 2023 Sustainability Report in March.

2023: all-time-high investment cycle with no leverage pressure 4 HIGHLIGHTS 1 Excluding Consumer Goods. | 2 Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | 3 Considers Finnvera and IFC credit line. | 4 Net Debt / Adjusted EBITDA in the last twelve months. Adjusted EBITDA: Liquidity3 : Sales Volume Financial Management Operating Performance 10.2 million tons (vs. 10.6 million tons in 2022) Pulp: 1.1 million tons (vs. 1.2 million tons in 2022) Paper1 Pulp Inventory: Lowest historical level Operating Cash Generation2 : Cash cost ex-downtimes: R$18.3 bn (vs. R$28.2 billion in 2022) R$11.6 bn (vs. R$22.6 billion in 2022) R$882/ton (vs. R$885/ton in 2022) US$11.5 bn (vs. US$10.9 billion in 2022) Leverage4 : US$6.8 bn (vs. US$6.0 billion in 2022) Net debt: 3.1x in US$ (vs. 2.0x in 2022)

1,186 1,239 1,608 2,410 2,327 6,220 6,377 6,827 6,215 5,793 820 736 353 368 1,173 1,103 2,669 2,394 1,806 Paper Sales¹ (‘000 tons) Average Net Price (R$/ton) 5 4Q22 3Q23 4Q23 2022 224 176 202 80 96 117 304 272 320 810 651 577 4Q22 3Q23 4Q22 3Q23 4Q23 2023 Paper Adjusted EBITDA and EBITDA Margin² R$ MM R$/ton Margin % PAPER AND PACKAGING BUSINESS Despite a more challenging scenario, EBITDA in 2023 outperformed pre-pandemic levels 1 Excluding Consumer Goods. | ² Excluding impact of Management LTI: 4Q22: - R$17/ton; 3Q23: - R$64/ton ; 4Q23: - R$16/ton; 2019: - R$6/ton; 2020: - R$37/ton; 2021: - R$9/ton; 2022: R$6/ton; 2023: - R$27/ton 2022 2023 1,381 1,307 1,885 2,827 2,568 39% 39% 31% 4Q23 2022 2023 39% 36% 2019 2020 2021 31% 32% 35% Exports Domestic

831 547 572 3,931 2,999 Average FX 7,274 2,912 3,756 761 600 2,759 2,486 2,761 PULP BUSINESS Sales Volume (‘000 tons) 4Q22 3Q23 4Q23 10,600 10,215 2022 Average Net Price – Export Market ($/tons) Adjusted EBITDA and EBITDA Margin (%) 25,099 15,195 4Q22 3Q23 4Q23 2022 R$ 5.26 R$ 4.88 R$ 4.96 R$ 5.17 Demand exceeding operational availability led to the lowest inventory level ever 6 2,636 1,172 1,360 R$ MM R$/ton Margin % 4Q22 3Q23 4Q23 2023 4,366 2,671 2,835 US$ BRL 61% 44% 48% 61% 2023 2022 2023 R$ 5.00 50% 2,368 1,487

164 176 366 339 337 449 (42) 4Q22 (29) Wood (101) Input 12 Fixed Cost 6 Energy (9) FX (36) 4Q23 937 816 -13% 180 351 339 364 337 (34) 3Q23 (27) Wood (14) Input (4) Fixed Cost (2) Energy 2 FX 176 (36) 4Q23 861 816 -5% PULP BUSINESS Pulp Cash Cost – 4Q23 vs. 3Q23 (ex-downtime – R$/ton) Pulp Cash Cost – 4Q23 vs. 4Q22 (ex-downtime – R$/ton) 7 Continuous improvement throughout 2023 Commodity price effect: -R$3/ton Commodity price effect: -R$73/ton Δ Δ Δ Δ Δ Δ Δ Δ Wood Input Fixed Cost Energy FX

Total capex timeline (R$ billion) CERRADO PROJECT On time and on budget: getting ready for start-up 8 1 Inside the fence includes investments in industrial and infrastructure. Physical Progress (inside-the-fence¹) 78% Financial Progress (inside-the-fence¹) 86% 8.5 4.6 0.1 0.7 7.4 0.9 2020 2021 2022 2023 2024 2025 Actual Expected

4.5 0.7 1.7 2.0 1.6 1.5 8.6 1.3 Net Debt (US$ billion) 9 2.0 2.6 3.0 2.0 2.7 3.1 Dec/22 Sep/23 Dec/23 In R$ In US$ ¹ Considers capex ex-maintenance and KC deal. | ² Proforma as of 02/28/2024. Figures as of 12/31/2023 adjusted by EPP rollover and IFC transactions. | ³ Finnvera and IFC credit line. | 4 Considers the portion of debt with currency swaps for foreign currency. Amortization Schedule² (US$ billion) Cash on hand (65% in US$) Stand-by facilities Leverage (Net debt/EBITDA LTM) Average Cost (in US$): 5.0% p.a. Average Term: 75 months Liquidity 2024 2025 2026 2027 2029 onwards 2028 6.8 % of debt in fixed rate (US$)4 79% 96% 96% 97% 89% 80% Finnvera and IFC³ 1.0 FINANCIAL MANAGEMENT Strong balance sheet maximizes post-Cerrado value creation 10.4 11.5 4.6 Net Debt Dec. 2021 (4.2) Capital for Allocation Modernization and Growth¹ 1.4 Dividends/ Share Buyback (0.8) Derivative cash adjustments 0.1 Others Net Debt Dec. 2023 13.4 Net Debt Dec. 2019 Deleveraging Cycle

Flattish 2027 guidance, offsetting 2023 inflation 10 708 685 573 30 (27) 584 470 484 1,750 1,753 2027 Previous Inflation² FX 2027 Current Cash cost SG&A + Freight Sustaining Capex TOD¹ 2027 current vs. TOD 2027 previous (R$/t) 1 Total operational disbursement at full capacity, including integrated pulp volumes. Real terms at 2024 currency. | 2 Deviation from inflation forecast for 2023 + inflation rates forecast for 2024. Inflation 2023 -> IPCA: 4.6%, INPC: 3.7%, IGPM: -3.2% | 2024 -> IPCA: 4.0%, INPC: 3.8%, IGPM: 0.9%. Total Operational Disbursement – TOD (R$/t)

A 100 years startup

Q&A 4Q23 Investor Relations www.suzano.com.br/ir ri@suzano.com.br